EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting in the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) on 7 June 2022 Michael D. Lewis was elected as new member to Equinor’s board of directors and Anne Drinkwater was elected as deputy chair of the board of Equinor ASA.

Furthermore, the corporate assembly re-elected Jon Erik Reinhardsen as chair of the board in addition to re-election of Anne Drinkwater, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Jonathan Lewis and Finn Bjørn Ruyter as shareholder-elected members of the board of directors.

Michael D. Lewis is CEO of E.ON UK plc. He was CEO of E.ON Climate & Renewables GmbH in the period 2015-2017 and between 2007-2015 he was Chief Operating Officer of the same company. In the period 2004-2007 Lewis held the role as Vice President Corporate Strategy in E.ON AG. He has also worked as Equity Analyst, Strategy Analyst and Environmental Specialist and Environmental Scientist in other companies. Lewis has extensive international experience and broad board experience.

Lewis is chair of the board of Energy and Utilities Skills Partnership as well as member of the Natural Environment Research Council and Imperial College Business School, Centre for Climate Finance and Investment.

Lewis holds an MA in Environmental Law from De Montfort University, MSc Pollution and Environmental Control from the University of Manchester and BEng Engineering Technology from Leicester Polytechnic.

The election of shareholder-elected members to the board of directors enters into effect from 1 July 2022 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2023.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Sissel Rinde, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act